SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                WORLDWATER CORP.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   98155N 10 6
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                                 (CUSIP Number)

Udi Toledano                                         with a copy to:
c/o Millennium 3 Opportunity Fund, LLC               Edward M. Zimmerman, Esq.
4 Becker Farm Road                                    Lowenstein Sandler PC
Roseland, New Jersey 07068                           65 Livingston Avenue
(973) 992-3200                                       Roseland, New Jersey  07068
                                                     (973) 597-2568

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                November 8, 2002
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              CUSIP NO. 98155N 10 6

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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                  Udi Toledano

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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)                           (b)

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):WC

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):

           Not Applicable
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6)   Citizenship or Place of Organization: United States of America
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       Number of                         7)  Sole Voting Power:              0
       Shares Beneficially               8)  Shared Voting Power:     2,976,215*
       Owned by
       Each Reporting                    9)  Sole Dispositive Power:         0
       Person With:                     10)  Shared Dispositive Power:2,976,215*

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                2,976,215**

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions):

                             Not Applicable
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13) Percent of Class Represented by Amount in Row (11):

                5.7%**
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14) Type of Reporting Person (See Instructions):  IN
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*Thisis  a joint  filing  by Udi  Toledano  ("Toledano")  and  Fred S.  Fraenkel
("Fraenkel"). Toledano and Fraenkel share voting and investment control over all securities owned by Millennium 3 Opportunity Fund, LLC, a Delaware limited liability company (the "Fund"). The interest of each of Toledano and Fraenkel in the securities described in this Schedule is limited to the extent of his pecuniary interest in the Fund.
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**Consists  of (i)  1,190,500  shares of Common Stock  issuable upon exercise of warrants owned by the Fund and exercisable within 60 days and (ii) 1,785,715 shares of Common Stock issuable upon conversion of the 10% Convertible Notes Due 2005 owned by the Fund and convertible within 60 days.
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                              CUSIP NO. 98155N 10 6
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                  Fred S. Fraenkel
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                           (a)              (b)
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3)   SEC Use Only

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4)   Source of Funds (See Instructions):WC

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):

                                 Not Applicable
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6)   Citizenship or Place of Organization: United States of America
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       Number of                7)   Sole Voting Power:                     0
       Shares Beneficially      8)   Shared Voting Power:           2,976,215*
       Owned by
       Each Reporting           9)   Sole Dispositive Power:                0
       Person With:            10)   Shared Dispositive Power:      2,976,215*

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                2,976,215**

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12)  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions):

                Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):

                5.7%**
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14)  Type of Reporting Person (See Instructions): IN
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*This is a joint filing by Toledano and  Fraenkel.  Toledano and Fraenkel  share voting and investment control over all securities owned by the Fund. The interest of each of Toledano and Fraenkel in the securities described in this
Schedule is limited to the extent of his pecuniary interest in the Fund.
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**Consists  of (i)  1,190,500  shares of Common Stock  issuable upon exercise of warrants owned by the Fund and exercisable within 60 days and (ii) 1,785,715 shares of Common Stock issuable upon conversion of the 10% Convertible Notes Due 2005 owned by the Fund and convertible within 60 days.

Item 1.  Security and Issuer

          This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of WorldWater Corp. (the "Issuer"). The Issuer has principal executive offices located at Pennington Business Center, 55 Route 31 South, Pennington, New Jersey 08534.

Item 2.  Identity and Background

          (a) This statement is filed by Toledano and Fraenkel (collectively, the "Reporting Persons"). The Reporting Persons are the member managers of the Fund.

          (b) The business address of the Reporting Persons is 4 Becker Farm Road, Roseland, New Jersey 07068.

          (c) The principal occupation of the Reporting Persons is serving as the member managers of the Fund. The principal business of the Fund is to invest in equity and equity-related securities.

          (d) Neither of the Reporting Persons has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither of the Reporting Persons has, during the past five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The  Reporting  Persons  are  citizens  of the  United  States  of
America.

Item 3.  Source and Amount of Funds or Other Consideration

          The securities referred to in this Schedule were purchased with working capital of the Fund. The aggregate amount of funds used in making the purchases reported on this Schedule 13D was $250,000.

Item 4.  Purpose of Transaction

          The securities referred to in this Schedule were acquired for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. The securities referred to in this Schedule were acquired in the ordinary course of business and the Fund is holding the securities for the benefit of its investors.

          Pursuant to the terms of a Securities Purchase Agreement dated as of November 8, 2002, between the Issuer and the Fund ("Purchase Agreement"), upon the satisfaction of certain conditions, the Fund will acquire an additional $250,000 in principal amount of 10% Convertible Notes Due 2005, which if fully converted would be convertible into 1,785,715 shares of Common Stock and additional Warrants, which if fully exercised, would be exercisable for 1,190,500 shares of Common Stock, and the Fund has the right to acquire up to an additional $2,000,000 in principal amount of 10% Convertible Notes Due 2005, which if fully converted would be convertible into 14,285,715 shares of Common Stock, and additional Warrants, which if fully exercised would be exercisable for 9,524,000 shares of Common Stock. If the full amount is invested, including amounts already invested, the Fund would own approximately 37.7% of the outstanding shares of Common Stock of the Issuer.

          Pursuant to the terms of an Investor Rights Agreement dated as of November 8, 2002 among the Issuer, certain existing stockholders of the Issuer, and the Fund (the "Investor Rights Agreement"), the Fund has right, but not the obligation, to designate one member of the Issuer's board of directors, who shall also serve on the Issuer's compensation committee and executive committee. The Reporting Persons have no present intention to designate a director pursuant to the Investor Rights Agreement. Except for the right to acquire additional notes and warrants as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

          Item 5. Interest in Securities of the Issuer

          Based upon the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2002, as of November 13, 2002, there were 49,271,302 shares of Common Stock issued and outstanding. As of the close of business on November 18, 2002, the Reporting Persons beneficially owned warrants to purchase 1,190,500 shares of Common Stock and 10% Convertible Notes Due 2005 convertible into 1,785,715 shares of Common Stock. This constitutes, assuming the exercise of all of the warrants and conversion of all of the notes beneficially owned by the Fund, an aggregate of approximately 5.7% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons have shared power to vote and dispose of all such shares.

          Except as is set forth in this Schedule, There were no transactions in the Common Stock by the Reporting Persons in the past sixty days.

          Other than the Reporting Persons and persons invested in the Fund, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in this Schedule.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Pursuant to the Investor Rights Agreement, certain stockholders of the Issuer have agreed with the Fund (i) to vote in favor of the election of the Fund's nominee, if any, to the Issuer's board of directors, (ii) to vote to remove a director nominated by the Fund, if any, at the request of the Fund, and
(iii) in the case of the death, resignation, or removal of a director nominated by the Fund, if any, to vote to elect another individual designated by the Fund.

Item 7.  Material to be filed as exhibits

99.1 Joint Filing Agreement dated as of November 18, 2002, by and between Udi Toledano and Fred S. Fraenkel

99.2 Securities Purchase Agreement dated as of November 8, 2002, between WorldWater Corp. and Millennium 3 Opportunity Fund, LLC.

99.3 Investor Rights  Agreement dated as of November 8, 2002,  among  WorldWater
     Corp., certain existing stockholders of the Company, and Millennium 3 Opportunity Fund, LLC.

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                             November 18, 2002


                                             /s/ Udi Toledano
                                                 Udi Toledano

                                             /s/ Fred S. Fraenkel
                                                 Fred S. Fraenkel


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  EXHIBIT INDEX

99.1 Joint Filing Agreement dated as of November 18, 2002 by and between Udi Toledano and Fred S. Fraenkel

99.2 Securities Purchase Agreement dated as of November 8, 2002, between WorldWater Corp. and Millennium 3 Opportunity Fund, LLC.

99.3 Investor Rights Agreement dated as of November 8, 2002 among WorldWater Corp., certain existing stockholders of the Company, and Millennium 3 Opportunity Fund, LLC.

                                  Exhibit 99.1

                             JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D filing herewith relating to securities of WorldWater Corp. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  November 18, 2002
                                                    /s/ Udi Toledano
                                                        Udi Toledano

                                                    /s/ Fred S. Fraenkel
                                                        Fred S. Fraenkel